EXHIBIT 21.01

LIST OF REGISTRANT'S SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION
FormFactor Europe LTD	United Kingdom
FormFactor Germany GmbH	Germany
FormFactor Hungary Licensing Limited Liability Company	Hungary
FormFactor International, Inc.	Delaware, United States
FormFactor, KK	Japan
FormFactor Korea, Inc.	South Korea
FormFactor Pte. Ltd.	Singapore
FormFactor Singapore Pte. Ltd.	Singapore